Exhibit 33

News Release

February 10, 2010

BC Class Action Settlement Receives Court Approval

EDMONTON, Feb. 10, 2010 / CNW / — The Cash Store Financial Services Inc. (“Cash Store Financial”) (TSX: CSF), announced today that it has received court approval for the settlement of two class action lawsuits commenced in British Columbia in 2005 and 2008 concerning brokerage fees and interest charged to customers of The Cash Store and Instaloans (the “BC Settlement”). Conditional settlement was initially reached on May 12, 2009.

As a result of the lengthy period between the conditional settlement and the court approval, Cash Store Financial has increased its estimated maximum exposure from $16 million to $18.7 million and increased its estimated class action settlement provision of $5 million to $7.6 million.

The BC Settlement does not constitute an admission of liability by Cash Store Financial, The Cash Store or Instaloans and contains a full and final release of all claims that have or could have been brought under the two actions unless class members have specifically opted out of the settlement. Cash Store Financial, The Cash Store and Instaloans maintain that they operate in compliance with all applicable federal and provincial laws.

About Cash Store Financial

Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada publicly traded on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial operates over 470 branches across Canada under the banners: The Cash Store and Instaloans.

The Cash Store and Instaloans act as brokers to facilitate short-term advances and as a provider of other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial provides a private-label debit card and a prepaid MasterCard, as well as other financial services.

Cash Store Financial employs more than 1,800 associates and is headquartered in Edmonton, Alberta.

For further information, please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118

or

Nancy Bland, Chief Financial Officer, (780) 732-5683

This News Release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form (“AIF”) dated August 26, 2009 under the heading “Risk Factors”. All material assumptions used in making forward-looking statements are based on management’s knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believes the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.